Filed by Buckeye GP Holdings L.P. pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Buckeye GP Holdings L.P.
Commission File No.: 001-32963
Buckeye Partners LP & Buckeye GP Holdings LP Second Quarter 2010 Analyst Conference Call Friday, August 6, 2010 — 10:00 AM ET
CORPORATE PARTICIPANTS
Forrest Wylie
Chairman & Chief Executive Officer
Bill Schmidt
Vice-President & General Counsel
Keith St. Clair
Senior Vice-President & Chief Financial Officer
CONFERENCE CALL PARTICIPANTS
Michael Cerasoli
Goldman Sachs
James Jampel
HITE Hedge Asset Management
John Tysseland
Citigroup
Yves Siegel
Credit Suisse
PRESENTATION
Operator
Good morning ladies and gentlemen. Welcome to the Buckeye Partners LP and Buckeye GP Holdings LP Earnings Call. This call is being recorded.
I would now like to turn the call over to Forrest E. Wylie, Chairman and Chief Executive Officer. Please go ahead, Mr. Wylie.

Forrest Wylie, Chairman & Chief Executive Officer
Thank you, Thomas, and welcome everyone to the Buckeye Partners LP and The Buckeye GP Holdings LP Second Quarter 2010 Analyst Conference Call.
Also speaking on the call today with me will be Keith St. Clair, our Senior Vice-President and Chief Financial Officer; Clark Smith, our President and Chief Operating Officer; and after I make some introductory remarks Keith will review the financial results for both Buckeye Partners, or BPL, and Buckeye Group Holdings, or BGH, and Clark will discuss operating highlights for the quarter. Also on the call today are Khalid Muslih, Todd Johnson, Corey Ayers, Bob Malecky, Jeff Beason, Bill Schmidt, and Mark Stockard.
Following our prepared remarks we will open the call to questions but first I’d like for Bill to provide our forward-looking statement disclaimer.

Bill Schmidt, Vice-President & General Counsel
Thanks, Forrest.
Before we begin I’d like to remind everyone that we may make statements on the call that could be construed as forward-looking statements as defined by the SEC. Future results are subject to numerous contingencies, many of which are outside our control, and any forward-looking statements we make are qualified by the risk factors and other information set forth in our Form 10-K for 2009 and our most recent Form 10-Q, each as filed with the SEC.
In addition, during the call we will be discussing Buckeye’s adjusted EBITDA, distributable cash flow, operating income before special charges, and net income allocated to Buckeye’s limited partners before special charges, all of which are non-GAAP measures. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measures is included in the press release that we issued earlier this morning and is posted on the investor centre section of Buckeye’s website at www.buckeye.com.
Also, unless we indicate otherwise, all financial results we discuss on today’s call will be those of Buckeye Partners LP.
With that I’ll turn the call back to Forrest.

Forrest Wylie, Chairman & Chief Executive Officer
Thank you, Bill.
As you saw earlier this morning, Buckeye released its second quarter financial results, reporting net income attributable to Buckeye’s unitholders of $53.6 million, adjusted EBITDA of $92.5 million, and distributable cash flow of $66 million. We also announced our twenty-fifth consecutive increase in the distribution to a rate of .9625 dollars per limited partner unit, payable August 31st of this year. The increase represents approximately a 5.5 percent increase over the rate paid for the second quarter of 2009. Our distributable cash flow generated in the second quarter of this year was 1.05 times the distribution rate declared this morning and for the last 12 months our coverage was 1.13 times the distributions declared.
For the quarter we continued to produce consistent business growth with a 9.4 percent increase in adjusted EBITDA over the second quarter of 2009. Our Terminalling & Storage segment continues to be the largest driver of the increase with an $11.4 million increase year over year for the quarter. The growth in the segment resulted from our best practices initiatives, our growth CapEx coming on line, some acquired assets as well as increased volumes at existing terminals throughout much of our market area.
In the Pipeline segment total volumes continued to be lower than last year’s volumes although the overall rate of decline continues to moderate and we see encouraged trends in most commodities we transport. Diesel fuel transportation volumes, which we believe to be a leading indicator of economic recovery, have increased on a year-over-year basis during the first two quarters of 2010. In addition, the rate of decline in gasoline volumes has been decreasing over the past two quarters. Our tariff increases have more than offset the overall volume decline in the Pipeline segment.
Although we’ve been somewhat disappointed with the pace of the economic rebound, prospects for the economy seem to have a positive bias as the Energy Information Agency has recently projected that gasoline consumption will increase from 2009 levels in the second half of this year. In fact, that is consistent with our July volumes, which we saw year-over-year gains in gasoline volumes. This is the first time for the Buckeye system to see year-over-year gains in gasoline volumes since the second quarter of 2007.
Our Natural Gas Storage segment had results below the prior year, primarily due to lower net contributions from our hub services activities. Our hub services activities this year look like they’re going to be primarily focused in the latter half of the third quarter and mostly in the fourth quarter. We have improved the storage capacity levels at Kirby Hills and overall the (inaudible) storage complex is well positioned to capture margins as the market environment improves.
We are convinced that this increased commercial focus throughout our organization, including Buckeye Energy Services, had resulted in increased utilization of our assets. Volumes sold by BS continued to increase, with volumes increasing 75 percent year over year for the second quarter of 2010 to a total of 235 million gallons.
We are pleased with the performance of the organization as a whole. A year ago we announced our best practices initiative and we remain fully on target to meet our expectations with annualized savings of approximately $18 million. Savings are expected to be approximately $11.5 million for 2010, which is in addition to the savings we realized last year. Our employees continue to identify cost savings, revenue enhancement ideas, and share best practices to enhance the value of Buckeye while maintaining our core focus to be a safe and reliable asset operator.
We continue to move forward with the announced merger between BGH and BPL. The preliminary proxy materials are currently under review by the SEC and the timeline we laid out initially to have the unitholder vote in the fourth quarter of this year appears to be on track.
I’ll now turn the call over to Keith to give you a financial overview.

Keith St. Clair, Senior Vice-President & Chief Financial Officer
Thank you, Forrest, and good morning everyone.
Before I begin a review of the financial results I want to remind everyone that unless I indicate otherwise the results I’m discussing are those of Buckeye Partners LP. Additionally, whenever we compare 2010 results to the prior year we have adjusted the 2009 results to add back the impact of the $72.5 million asset impairment and $28.1 million reorganization expense that we recognized in 2009.
Buckeye reported adjusted EBITDA, which is our primary measure of performance, of $92.5 million in the second quarter of 2010, a 9.4 percent increase over adjusted EBITDA of $84.6 million a year ago.
Consolidated revenues for the second quarter of 2010 totalled $667.3 million compared to $351.2 million in 2009. This is primarily attributable to the 75 percent increase in volume sold by our Energy Services segment as well as increased commodity prices in 2010.
Consolidated operating and G&A expenses were up $2 million year over year and include over $4 million of unusual items, including $2.4 million related to a customer bankruptcy.
Operating income totalled $73.8 million, which is an increase of 11.6 percent, compared with operating income of $66.1 million in the second quarter of 2009.

Interest expense for the quarter was $21.3 million versus $16.1 million in 2009. This increase is the result of the issuance of $275 million of 5.5 percent ten-year notes that we issued in August in 2009 combined with higher borrowings on the BES credit facility during the quarter.
Net income attributable to Buckeye’s unitholders for the second quarter of 2010 was $53.6 million or $0.78 per LP unit compared to $52.1 million in the prior year.
Now I’d like to review the contribution of each segment to the adjusted EBITDA.
In our Pipeline Operations segment adjusted EBITDA totalled $57.6 million, a $600,000 decrease from the second quarter of 2009. After excluding the contribution from the NGL pipeline in 2009, adjusted EBITDA was up $1.6 million year over year. Revenues in this segment increased 1.2 percent to $99.3 million due to the favourable impact of average tariff rate increases of 3.8 percent in July of 2009 and 2.6 percent in May of 2010. These tariff increases were partially offset by lower volumes. Transportation volumes totalled 1.29 million barrels per day in the second quarter of 2010, which in total were 1 percent lower than volumes in the second quarter of 2009, excluding for comparative purposes the transportation volumes last year on the NGL system which was sold on January 1, 2010. Operating and G&A expenses in the Pipeline segment increased $1.9 million to $44.2 million in the second quarter of 2010, due primarily to expenses for planned pipeline integrity projects and employee-related costs, including the expansion of certain incentive compensation plans, which were partially offset by lower payroll costs from the reorganization in 2009 and also decreased power cost related to volumes.
Our Terminalling & Storage segment had another outstanding quarter with adjusted EBITDA of $26.9 million, a 73 percent increase over adjusted EBITDA of $15.5 million, which was recorded in the second quarter of 2009. Revenues for the second quarter of 2010 were $40.8 million for this segment, representing a 38.8 percent increase over the prior year. Nearly half of this revenue increase was from increased throughput volumes. Terminalling volumes totalled 570,000 barrels per day in the second quarter of 2010, a 24 percent increase compared with volumes of 459.8 thousand barrels per day in 2009. Excluding volumes attributable to assets acquired in the fourth quarter of 2009, volumes from existing assets increased over 10 percent from the second quarter of 2009. Also contributing to the increase in revenue was increased storage revenue of approximately $4 million, a portion of which was identified as part of our best practices initiative. Operating expenses were flat as compared to last year with expenses related to additional assets acquired offset by cost savings related to best practices initiatives in 2009.
In our Gas Storage segment adjusted EBITDA was $6.3 million compared with $8.6 in the second quarter of 2009. Net operating revenues after subtracting the cost of hub services declined $1.6 million from the second quarter of 2009. This decrease was primarily due to weaker market conditions which compressed seasonal price differentials adversely impacting the contribution from hub services. Operating expenses increased $700,000 in the second quarter of 2010 compared with the second quarter of 2009, primarily due to increased fuel costs and operating expenses related to the additional storage capacity placed in service with the Kirby Hills 2 expansion.
In our Energy Services segment adjusted EBITDA was $1.3 million for the second quarter of 2010, a $700,000 increase from adjusted EBITDA of $600,000 in the second quarter of 2009. Revenues in this segment more than doubled to over $500 million for the second quarter of 2010 compared with revenues of just over $200 million in 2009. The increase was due to the 75 percent increase in sales volume as well as increased product prices. Product sales volumes totalled over 235 million gallons in the second quarter of 2010 compared with 134 million gallons in the prior year; however, rack margins remain compressed in the second quarter of 2010 due to softer demand and competitive pressures. During the quarter the energy services segment contributed $7.5 million of revenue to Buckeye’s Pipeline & Terminal segment, promoting increased utilization of these assets.
Wrapping up our segment review, our Development & Logistics segment earned approximately $350,000 of adjusted EBITDA during the quarter compared with $1.7 million in the second quarter of 2009. This decrease was primarily attributable to roughly $2.5 million of expenses related to a customer bankruptcy partially offset by $1.1 million of revenue from the sale of an ammonia line fill.
Now turning to our balance sheet, we ended the quarter with $12.5 million in cash and long-term debt of $1.4 billion. We are continuing to show improvement in our key credit metrics. At June 30, 2010 our ratio of net long-term debt to adjusted EBITDA over the last 12 months was 3.66 times and our adjusted EBITDA to interest was 4.55 times. We have a revolving credit facility with a total committed capacity of $580 million. We don’t have any borrowings on this facility and have no maturities of long-term debt until the third quarter of 2012 when our revolving credit facility is due. Our distribution coverage ratio was 1.05 times for the quarter and 1.13 times for the last 12 months. Given our solid financial position and ample liquidity, Buckeye continues to be in excellent financial position to capitalize on market opportunities.
To finish our review of BPL, in the second quarter Buckeye spent $5.9 million on maintenance capital expenditures and $10.7 million on revenue generating and cost reduction capital projects. We expect for the full year of 2010 that total capital spending will be between $75 million and $95 million with $25 million to $35 million to be on maintenance capital expenditures and $50 million to $60 million to be on expansion-related projects.
Now let me move to the financial results for Buckeye GP Holdings LP, or BGH, for the second quarter of 2010. Since BGH derives all of its cash flows from the performance of Buckeye Partners LP there’s no need to repeat the detailed business review. I’ll just give you the following relevant financial statistics.
During the second quarter of 2010 BGH received $12.9 million in distributions from Buckeye Partners compared with $12.3 million a year ago. Expenses specifically attributable to BGH totalled $1.9 million for the second quarter of 2010, consistent with 2009 expenses for the quarter. Based on these results, the board of directors of BGH general partner approved a quarterly distribution of $0.45 per common unit, representing a 4.7 percent increase from the most recent distribution paid in May of 2010 and an increase of $0.08 per unit or 21.6 percent over the quarterly distribution rate of $0.37 paid in August of last year.
Now Clark Smith, our President and COO, will provide some additional insight regarding the second quarter operating results for Buckeye.

Clark Smith, President & Chief Operating Officer
Thanks, Keith, and good morning.
As Forrest and Keith noted, Buckeye had a good quarter, growing our adjusted EBITDA by 9.4 percent, growing our distribution to unitholders by another 5.5 over the second quarter of 2009, and all this despite a slowly recovering economic picture. I want to begin by saying that Buckeye had a very strong quarter in terms of both operations and safety. We’re pleased to report that the few incidents we had were very minor and we plan to continue to perform at this high level. In addition to our regular operational excellence and safety summits that bring together our field personnel and corporate staff to share best practices, we recently updated our emergency response plan with the Department of Transportation. Safety and environmental compliance are core values and the highest priority at Buckeye.
Let me turn to the performance of our commercial segments. Overall we see continued opportunities to invest capital and assets both on and off system to complement our existing businesses. The transformation of Buckeye into a more commercially-focused enterprise is paying dividends when you look at the deal flow and total financial returns across the Buckeye business model. This is especially evident in our Terminalling & Storage business segment, which had record earnings in the second quarter. This was due in large part to the (inaudible) and operations within this segment coupled with our business development led expansion projects. In addition, our improved service offerings drove increased utilization of the assets by customers, including Buckeye Energy Services.
We also achieved record buy-ins at a number of our terminals in the second quarter and we continue to invest capital to expand our terminal capacity. The East Chicago expansion has turned into a very strategic hub for Buckeye and its customers with 6 million barrels of storage capacity. The Albany expansion project is another example of the Buckeye growth strategy. Albany buy-ins are up 46 percent year on year and we are in the process of expanding our rail car facilities by 20 percent to handle expected growth in Buckeye’s ethanol business. We have several other growth capital projects underway that will contribute to our future earnings.
Turning to Pipeline Operations, we are encouraged that year-on-year buy-ins are showing signs of a recovery in the U.S. economy. On a comparable basis, total pipeline buy-ins on the Buckeye system are within 1 percent of second quarter 2009 when you exclude the 2009 buy-ins from the NGL system that we sold earlier this year. In addition, diesel demand is up 8 percent year to date compared to the first six months of 2009. As we move into the third quarter the trend in improving demand on Buckeye’s pipelines appears to be keeping hold. Our pipeline system remains very well positioned to benefit from the increased demand outlook. We also announced this week the $13.4 million acquisition of an additional 9.7 percent of the stock in West Shore Pipe Line Company. Buckeye operates West Shore’s pipeline system and now has a total ownership stake of 34.6 percent.
Our Energy Services segment rebounded with improved results both year to year and from the first quarter of 2010, despite challenging market conditions, including reduced contango opportunities and highly competitive rack markets. The Energy Services segment produced standalone adjusted EBITDA of $1.3 million this quarter.

Although the second quarter is typically the most challenging quarter for this business, due in part to the transition from winter to summer grade products, Buckeye Energy Services continues to grow this business. Overall sales volumes increased to 235 million gallons during the second quarter, a 75 percent increase from the second quarter of 2009. We expect the business conditions to continue to improve as contango opportunities re-enter the market. BES is also very well positioned to capture incremental value for Buckeye from expanding its customer services. For example, ethanol marking(sp.), which the segment began in the first quarter of this year, now accounted for 7 percent of BES’ total sales volumes in the second quarter of 2010.
With respect to our Natural Gas Storage business, weaker than expected market conditions contributed to a decrease in earnings from the second quarter of 2009. Our staff has been working hard to maximize the available storage capacity but current weak natural gas fundamentals have impacted values in both hub and lease services businesses. On a positive note, we have leased all available capacity for the 2010/2011 annual storage season and are working diligently to maximize opportunities for hub services for the remainder of 2010. Longer term, the Lodi(sp.) complex continues to be an excellent set of assets to provide natural gas storage services in Northern California.
The Buckeye Development & Logistics segment continues to evaluate a variety of development opportunities for the overall Buckeye umbrella. BDL is doing a great job in contract operations management for our customers. Business development is an area at Buckeye where we have added new talent and, as a result, we are originating and evaluating more opportunities than any time in our past.
Finally I’d like to provide an update on the proposed Marcellus Union Pipeline Project that we announced earlier in the year. As we were pleased with the initial non-binding open season, we continue to make good progress with both producers and the end markets to develop the project with firm, long-term transportation commitments. Our alliance with Nova Chemicals to develop the project is moving forward. We are proceeding with phase 2 of our ongoing engineering and (inaudible) work and we believe the Marcellus Union Pipeline Project will provide the most cost-effective means to link the growing supply of natural gas liquids in the Marcellus shale through the Sarnia markets. And we’ll continue to provide you with updates as the project moves forward.
That concludes my remarks and now we’ll open the call for your questions. Thomas?

QUESTION AND ANSWER SESSION
Operator
Thank you. We will now take questions from the telephone lines. If you have a question and you are using a speakerphone, please lift your handset before making your selection. If you have a question, please press star one on your telephone keypad. If at any time you wish to cancel your question, please press the pound sign. There will be a brief pause while the participants register for questions. Thank you for your patience.
The first question will be from Michael Cerasoli from Goldman Sachs. Please go ahead.

Michael Cerasoli, Goldman Sachs
Thanks. Good morning. On Union Pipeline, are you in the binding open season currently or is this now more of a late 2010 event?

Clark Smith, President & Chief Operating Officer
Yeah, I think you would call it more of a late, a later 2010 event, Michael. We knew this was going to take some time to get everyone to the point of making firm, binding commitments. So there’s more work to be done at Sarnia and there’s more to be done by the producers. The binding season will stay open obviously until we get these commitments finalized but it’s going to take a little more time.

Michael Cerasoli, Goldman Sachs
Okay. And then just to clarify on the strong terminal returns, Q2 results, can they be seen as a good run rate looking forward?

Unknown Speaker
Yes.

Michael Cerasoli, Goldman Sachs
That was easy. And then finally the, ah, just looking for an update on the proposed offer to take out BGH. Is the timing still expected to be late 2010 and can you provide any initial feedback that you’ve received from BPL investors regarding the proposal?

Forrest Wylie, Chairman & Chief Executive Officer
Yeah, the timeline looks to be the same, which is, you know, late 2010, between October, November, December. Really just depending on how quickly we can get the proxy out there. And, you know, we are prohibited by the SEC to solicit any type of feedback and/or votes from the BPL or BGH unitholders until that proxy is filed, so no comment, no contact, and no information to give you there.

Michael Cerasoli, Goldman Sachs
Makes sense. Thanks.

Operator
Thank you. Once again, please press star one on your telephone keypad if you have a question. The next question is from James Jampel from HITE. Please go ahead.

James Jampel, HITE Hedge Asset Management
Yeah, again about Union: Is there enough capacity in Sarnia for a pipeline out of the Marcellus to really drain all that’s needed to be drained out of there or do you see multiple projects (inaudible) some to the Gulf Coast and some to Sarnia?

Forrest Wylie, Chairman & Chief Executive Officer
This is Forrest and, Clark, you jump in here with any other colour you want to give. I believe and I think we all firmly believe there’s going to be multiple solutions in the Marcellus. So, you know, that’s kind of answering your second question.
The capacity in Sarnia for light cracker feeds is not currently available to take all the NGLs. Part of the reason why we had an alliance with Nova Chemical is that they’re currently on heavy feed crackers. And so part of the timing in an engineering evaluation is the fact that, you know, some participants in the Sarnia market are going to make substantial investments in light feed crackers in order to take the projected volume of NGLs into the Sarnia market. So if you look at it currently you don’t see that capacity for light feed cracking but part of this whole transaction is that it’s a market pull transaction where the market is going to make substantial investments and that’s why they want long-term commitments on the proposed Marcellus Union Pipeline.
Did I miss anything, Clark?

Clark Smith, President & Chief Operating Officer
No, I think that covered it.

James Jampel, HITE Hedge Asset Management
Okay. And one more follow up on the BGH merger. I know you can’t comment on what the market sentiment is but, you know, given the diverse holders of BPL are you considering any mechanisms that would potentially increase participation or make it more likely that the merger would close?

Forrest Wylie, Chairman & Chief Executive Officer
We have a proxy solicitor that we’re going to be using and, you know, at some point in time when we can talk about the transaction and we’re clear through the SEC we’re going to go out and talk to holders and show them why this is a great transaction for BPL and BGH.

James Jampel, HITE Hedge Asset Management
Okay, thanks.

Operator
Thank you. The next question is from John Tysseland from Citigroup. Please go ahead.

John Tysseland, Citigroup
Good morning gentlemen. In regards to your Lodi Natural Gas Storage Segment, do you expect the year-

over-year variance seen in the second quarter to kind of continue throughout the year? And then, as a follow-up to that, how much, I guess how much did you have under contract throughout 2009 versus kind of optimization opportunities and then, you know, where does that stand today and how is that a little bit different year over year? Contract structure versus optimization.

Forrest Wylie, Chairman & Chief Executive Officer
The contact structure I think is approximately the same. We were fully contracted last year and we’re fully contracted this year. This year we’ve had zero hub services revenues in the first two quarters essentially. It’s been about flat. The structure of the market from a hub services perspective or interruptible, you know, park and loan business, is saying that most of the revenues are going to be generated in the latter half of the third and throughout the fourth quarter this year. So the run rate for this quarter I wouldn’t expect to be the same as the run rate in the third and fourth quarter, with the third quarter moving up a little bit and the fourth quarter moving up a lot. Not from the contractual lease book but from the hub services opportunity.

John Tysseland, Citigroup
So basically what you’re saying is that the variance that we saw during the second quarter should shrink as we move into the third and fourth. Is that fair?

Forrest Wylie, Chairman & Chief Executive Officer
Yes, sir.

John Tysseland, Citigroup
Okay. And then when you look at the contract length on that facility, do you look at—how much long-term contracts do you have versus short-term?

Forrest Wylie, Chairman & Chief Executive Officer
The average life of the contracts is... It’s between one to three years. We have executed, you know, three-year contracts, we’ve executed two-year contracts and one-year contracts, so the weighted average is between one and a half, two years.

John Tysseland, Citigroup
Great. Thank you.

Operator
Thank you. The next question is from Yves Siegel from Credit Suisse. Please go ahead.

Yves Siegel, Credit Suisse
Thanks. Good morning. Forrest, just to follow up if I could on the Marcellus proposed project, are there end users, you know, in terms of the open season, you know, are you getting any commitments from the end users, especially, you know, if they’re thinking about converting their steam crackers to the light end are they also willing to commit to the pipeline volumes?

Forrest Wylie, Chairman & Chief Executive Officer
Yeah. In fact, that’s why this is a market pool pipe. The end users, primarily Nova, are going to have to make substantial investments. They used to be light feed crackers. They had to switch over to heavy feed crackers when they lost supply out of Western Canada primarily. And, as you can imagine, heavy feed crackers are priced off of crude, light feeds are priced off of natural gas. So it’s very economical for them to make these investments to go to a light feed stream. What they want to do is make sure that they have a long-term light feed stream to amortize those investments over and so they’re going to go into and contract up with producers for commitments that are commiserate with the comments they’re going to make on our transportation volume.

Yves Siegel, Credit Suisse
Okay. But is Nova the only guys up there?

Forrest Wylie, Chairman & Chief Executive Officer
No. You have Nova, you have Imperial and you have BP.

Yves Siegel, Credit Suisse
Okay.

Forrest Wylie, Chairman & Chief Executive Officer
Nova is by far the largest up there.

Yves Siegel, Credit Suisse
All right. Now could you envision a take or pay type of situation in terms of what they’re thinking about doing?

Forrest Wylie, Chairman & Chief Executive Officer
Yeah, what we’re going to construct the pipe on will be a firm, committed, 15-year take or pay arrangement.

Yves Siegel, Credit Suisse
Okay. Thanks so much. Sorry for my confusion.

Forrest Wylie, Chairman & Chief Executive Officer
That’s all right, Yves.

Yves Siegel, Credit Suisse
All right. Take care.

Operator
Thank you. Once again, please press star one on your telephone keypad if you have a question.
There are no further questions registered at this time. I would now like to return the meeting to Mr. Wylie.

Forrest Wylie, Chairman & Chief Executive Officer
Thank you, Thomas, and thank you everyone for joining us today and for your continued interest in Buckeye and BGH.
The partnership continues to be in solid financial position and we are in excellent shape to capture market opportunities. We’re committed to continuous improvement and are focused on being the best-in-class operator of the assets that we own. We feel like the economic outlooks are improving and we look forward to speaking with you on the next quarter. Thank you.

*******
The following text is required by the SEC rules:
BPL and BGH have filed a joint proxy statement/prospectus and other documents with the SEC in relation to the merger. Investors are urged to read these documents carefully because they contain important information regarding BPL, BGH, and the transaction. Once finalized, a definitive joint proxy statement/prospectus will be sent to unitholders of BPL and BGH seeking their approvals as contemplated by the merger agreement. Once available, investors may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about BPL and BGH, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (800) 422-2825, or by accessing www.buckeye.com or www.buckeyegp.com.
BPL, BGH, and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in BPL’s and BGH’s Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus.